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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 8-A

               For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or (g) of the
                        Securities Exchange Act of 1934

                                DATA RACE, INC.
                       ---------------------------------
            (Exact Name of Registrant as Specified in Its Charter)

                  Texas                                       74-2272363
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(State of incorporation or Organization)                   (I.R.S. Employer
                                                          Identification No.)
            12400 Network Blvd.
             San Antonio, Texas                                 78249
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(Address of principal executive offices)                      (Zip Code)

     If this form relates to the registration of a class of debt securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [_]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [_]

     Securities to be registered pursuant to Section 12(b) of the Act:

  Title of Each Class To Be So                 Name Of Each Exchange On Which
         Registered                            Each Class Is To Be Registered
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            None
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     Securities to be registered pursuant to Section 12(g) of the Act:

     Rights to purchase Series B Participating Cumulative Preferred Stock
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                               (Title of Class)
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ITEM 1.  DESCRIPTIONS OF SECURITIES TO BE REGISTERED.

     As publicly announced on September 16, 1997, the Board of Directors of Data Race, Inc. (the "Company") declared a dividend as of September 29, 1997, of one Right for each outstanding share of Common Stock, no par value, of the Company (the "Common Shares"). The Rights were issued to the holders of record of Common Shares outstanding on September 29, 1997, and with respect to Common Shares issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to Common Shares issued after the Distribution Date. Each Right, when it becomes exercisable as described below, will entitle the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Series B Participating Cumulative Preferred Stock, no par value, of the Company (the "Preferred Shares") at a price of $75.00 (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of September 15, 1997 (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., in Dallas, Texas, as Rights Agent (the "Rights Agent").

     The Rights will separate from the Common Stock (and a "Distribution Date" will occur) upon the earlier of (i) ten days following a public announcement that a person or group (including any affiliate or associate of such person or group) has acquired, or has obtained the right to acquire, beneficial ownership of more than 20% of the outstanding Common Shares (such person or group being an "Acquiring Person"), (ii) ten Business days following the commencement of, or first public disclosure of an intent to commence, a tender or exchange offer for outstanding Common Shares which could result in such person or group becoming the beneficial owner of more than 20% of the outstanding Common Shares, or (iii) such later date, not later than the 30th day after an event described in clause
(i) or (ii), as the Board of Directors may determine. Until the occurrence of such a Distribution Date, the Rights will be evidenced by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates, as defined below) and not by separate Right Certificates. Therefore, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares originally issued after the Distribution Date), and such separate Right Certificates alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Distribution Date and will expire on September 15, 2007 (the "Expiration Date") unless earlier redeemed by the Company as described below.

     The number of Preferred Shares or other securities issuable upon exercise of a Right, the Purchase Price, the Redemption Price (as defined below) and the number of Rights associated with each outstanding Common Share are all subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Shares or the Preferred Shares, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of securities, split-ups, split-offs, spin-offs, liquidations, other similar changes in capitalization, any distribution or issuance of cash,

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assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Shares or Preferred Shares, as the case may be (other than distribution of the Rights or regular quarterly cash dividends) or otherwise.

     The Preferred Shares are authorized to be issued in fractions which are an integral multiple of one one-thousandth (1/1,000th) of a Preferred Share. The Company may, but is not required to, issue fractions of shares upon the exercise of Rights, and, in lieu of fractional shares, the Company may issue certificates or utilize a depository arrangement as provided by the terms of the Preferred Shares and, in the case of fractions other than one one-thousandth (1/1,000th) of a Preferred Share or integral multiples thereof, may make a cash payment based on the market price of such shares.

     At such time as there is an Acquiring Person, the Rights will entitle each holder of a Right (other than such Acquiring Person or any affiliate or associate of such Acquiring Person) to purchase, for the Purchase Price, that number of one-thousandths (1/1,000ths) of a Preferred Share equivalent to the number of Common Shares which at the time of such event would have a market value of twice the Purchase Price. For example, if the Common Stock had a Market Value of $6.00 per share, the holder of the Right would be entitled to purchase 25 one-thousandths (25/1000ths) of a Preferred Share.

     In the event that the Company is acquired in a merger or other business combination by an Acquiring Person, or an associate or affiliate of an Acquiring Person, that is a publicly traded corporation or that 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is a publicly traded corporation, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price. In the event that the Company is acquired in a merger or other business combination by an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the Company's revenues or cash flow are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person or an associate or affiliate of an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder (subject to the next paragraph) to purchase, for the Purchase Price, at such holder's option,
(i) that number of shares of the surviving corporation in the transaction with such entity (which surviving corporation could be the Company) which at the time of the transaction would have a book value of twice the Purchase Price, (ii) that number of shares of such entity which at the time of the transaction would have a book value of twice the Purchase Price or (iii) if such entity has an affiliate which has publicly traded common shares, that number of common shares of such affiliate which at the time of the transaction would have a market value of twice the Purchase Price.

     Any Rights that are at any time beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) will be null and void and nontransferable and any holder of any such Right (including any purported transferee or subsequent holder) will be unable to exercise or transfer any such Right.

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     At any time prior to the earlier of (i) the close of business on the tenth day (or as late as the 30th day, if the Board so desires) after such time that a person or group has become an Acquiring Person and (ii) the Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price (in cash or Common Shares or other securities of the Company deemed by the Board of Directors to be at least equivalent in value) of $.01 per Right, subject to adjustment as provided in the Rights Agreement (the "Redemption Price"); provided, however, that, for the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, the Rights may only be redeemed if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors of the Company, with the concurrence of a majority of such directors who were in office at the commencement of such solicitation, determines that such redemption is, in their judgment, in the best interests of the Company and its stockholders.

     Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of the Rights will be to receive the Redemption Price.

     After there is an Acquiring Person, the Board of Directors may elect to exchange each Right (other than Rights that shall have become null and void and nontransferable as described above) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement or cash equal to the exercise price of the Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur, the time during which the Rights may be redeemed or the terms of the Preferred Shares), except that no supplement or amendment shall be made which reduces the Redemption Price (other than pursuant to certain adjustments therein) or provides for an earlier Expiration Date. However, during the 120-day period after any date of a change (resulting from a proxy or consent solicitation) in a majority of the Board of Directors of the Company in office at the commencement of such solicitation, the Rights Agreement may be supplemented or amended only if (A) there are directors then in office who were in office at the commencement of such solicitation and (B) the Board of Directors of the Company, with the concurrence of a majority of such directors who were in office at the commencement of such solicitation determines that such supplement or amendment is, in their judgment, in the best interests of the Company and its stockholders.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on substantially all the Rights being acquired. The Rights will not interfere with any

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merger or other business combination with a third party approved by the Board of
Directors of the Company since the Board of Directors of the Company may, at its option, at any time prior to any person becoming an Acquiring Person, redeem all but not less than all of the then outstanding Rights at the Redemption Price.

     The Rights Agreement specifying the terms of the Rights, the Certificate of Designation of the Preferred Shares specifying the terms of the Preferred Shares (Exhibit A to the Rights Agreement) and the form of Right Certificate (Exhibit B to the Rights Agreement) are filed herewith as exhibits. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits, which are incorporated herein by reference.

ITEM 2.  EXHIBITS.

     1. Rights Agreement dated as of September 15, 1997, between Data Race, Inc. and ChaseMellon Shareholders Services, L.L.P., as Rights Agent.

     2. Statement of Resolution Establishing Series B Participating Cumulative Preferred Stock of Data Race, Inc. (filed as Exhibit 3.9 to Annual Report on Form 10-K for fiscal year ended June 30, 1997).

     3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    DATA RACE, INC.


Dated:  October 30, 1998            By: /s/ Gregory T. Skalla
                                       -----------------------------------------
                                       Gregory T. Skalla, Senior Vice President

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                               INDEX OF EXHIBITS




Exhibit
Number                        Title
------                        -----

  1. Rights Agreement dated as of September 15, 1997, between Data Race, Inc. and ChaseMellon Shareholders Services, L.L.P., as Rights Agent.
  2. Statement of Resolution Establishing Series B Participating Cumulative Preferred Stock of Data Race, Inc. (filed as
         Exhibit 3.9 to Annual Report on Form 10-K for fiscal year ended June 30, 1997).
  3. Form of Right Certificate (attached as Exhibit B to the Rights Agreement filed as Exhibit 1 hereto).

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